Filed pursuant to 424(b)(3)

Registration No. 333-133116

SUPPLEMENT NO. 21
DATED JUNE 26, 2008
TO THE PROSPECTUS DATED OCTOBER 6, 2006

OF BEHRINGER HARVARD REIT I, INC.

This Supplement No. 21 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard REIT I, Inc. dated October 6, 2006, Supplement No. 18 dated April 24, 2008, Supplement No. 19 dated May 15, 2008 and Supplement No. 20 dated June 9, 2008.  Unless otherwise defined in this Supplement No. 21, capitalized terms used in this supplement have the same meanings as set forth in the prospectus.

Status of the Offering

We commenced our third public offering of common stock on October 20, 2006.  Through June 20, 2008, we have accepted investors’ subscriptions to this offering and issued approximately 129 million shares of our common stock resulting in aggregate gross proceeds of approximately $1.3 billion.

Management

Executive Officers and Directors

The following discussion updates the discussion currently set forth under the heading “Management — Executive Officers and Directors,” which begins on page 67 of the prospectus.

Robert M. Behringer has resigned from his positions as our Chief Executive Officer and Chief Investment Officer, effective June 19, 2008.  Mr. Behringer remains as our Chairman of the Board.  Robert S. Aisner has been appointed our Chief Executive Officer and has resigned from his position as our Chief Operating Officer, effective June 19, 2008.  The biographies of Messrs. Behringer and Aisner are described in the “Management – Executive Officers and Directors” section of our prospectus, as supplemented.

Thomas F. August has been appointed our Chief Operating Officer, effective June 19, 2008.  The biography of Mr. August is described in the “Management – The Advisor” section of our prospectus, as supplemented.

Key Personnel

The following discussion updates the discussion currently set forth under the heading “Management — Key Personnel,” which begins on page 70 of the prospectus.  Mr. Gillespie’s biography is removed from this section in its entirety.

Samuel A. Gillespie has resigned as the Senior Vice President – Funds Management of Behringer Advisors, effective June 19, 2008.

The Advisor

The following information updates the discussion contained in the “Management — The Advisor” section beginning on page 76 of our prospectus and all similar discussions appearing throughout the prospectus:

Mr. Behringer has resigned from his position as Chief Executive Officer of Behringer Advisors, effective June 19, 2008.  Robert S. Aisner has been appointed the Chief Executive Officer of Behringer Advisors, effective June 19, 2008.  The biography of Mr. Aisner is described in the “Management – Executive Officers and Directors” section of our prospectus, as supplemented.

The Advisory Agreement

The following information supplements the discussion contained in the “Management — The Advisory Agreement” section beginning on page 77 of our prospectus and all similar discussions appearing throughout the prospectus:

On June 25, 2008, we entered into the First Amendment to the Fifth Amended and Restated Advisory Management Agreement with Behringer Advisors.  Pursuant to the amendment, we may not, during the term of the advisory agreement and for the one-year period following the termination thereof, solicit the employment of the current or past employees of Behringer Advisors.  In all other material respects, the terms of the agreement remain unchanged.

Property Manager

The following information updates and supplements the discussion contained in the “Management — Property Manager” section beginning on page 79 of our prospectus, as supplemented, and all similar discussions appearing throughout the prospectus:

Mr. Behringer and Mr. Gillespie have resigned from their positions as Chief Executive Officer and Senior Vice President – Funds Management, respectively, of HPT Management, effective June 19, 2008.  Robert S. Aisner has been appointed the Chief Executive Officer of HPT Management, effective June 19, 2008.  The biography of Mr. Aisner is described in the “Management – Executive Officers and Directors” section of our prospectus, as supplemented.

On June 25, 2008, we entered into the First Amendment to the Fifth Amended and Restated Property Management and Leasing Agreement with Behringer Harvard OP and HPT Management.  Pursuant to the terms of the amendment, if one of our properties is owned by a joint venture and HPT Management is not paid by the joint venture directly in respect of its services, the applicable management fee or oversight fee to be paid by us or Behringer Harvard OP will be calculated by multiplying the management fee by the percentage of our or Behringer Harvard OP’s economic interest in that property.  The amendment also decreases the amount of oversight fees payable to HPT Management, from 1% to 0.5% of gross revenues of any property managed by a non-affiliated third-

party property manager.  In all other material respects, the terms of the agreement remain unchanged.

Description of Real Estate Investments

Description of Properties

The following information supplements the discussion contained in the “Description of Real Estate Investments – Description of Properties” section beginning on page 129 of our prospectus:

The following table provides a summary of the industries in which our tenants operate, as of December 31, 2007.

Industry	% of Tenants
Professional, Scientific and Technical Services	27.2%
Finance and Insurance	27.2%
Public Administration	6.8%
Healthcare and Social Assistance	4.4%
Retail Trade	4.4%
Information	3.8%
Manufacturing	2.9%
Administrative, Support, Waste Management and Remediation Services	2.8%
Real Estate and Rental and Leasing	2.1%
Other	18.4%

One City Centre

On June 19, 2008, we acquired an entity owning a 31-story office building containing approximately 608,000 rentable square feet, with two parking garages, located in Houston, Texas (“One City Centre”).  We acquired One City Centre through acquisition of all of the common equity interests of Broadway City Centre Fee, LLC by Behringer Harvard City Centre Parent, LLC, a wholly-owned subsidiary of Behringer Harvard OP.  The total contract purchase price of One City Centre, exclusive of closing costs, was approximately $130.5 million, a portion of which was paid assuming indebtedness secured by One City Centre.  The purchase price for the transaction was determined through negotiations between the seller, Broadway Real Estate Partners, an unaffiliated third party, and our advisor and its affiliates.  We assumed, through Behringer Harvard OP, a $76.5 million loan in partial payment of the purchase price and paid the remaining amount from proceeds of our public offering.

One City Centre was originally constructed in 1961.  As of December 31, 2007, the building was approximately 89% leased and included as its major tenants Waste Management, Inc. and Energy XXI Services, LLC.

Waste Management Inc., a trash removal and recycling company, leases approximately 183,100 square feet of One City Centre for an annual rent ranging from $3.1 million to $3.9 million per year over the term of the lease, which expires December

31, 2020.  This tenant has certain rights to increase or decrease the amount of space that it leases, provided that it gives us the required notice.

Energy XXI Services, LLC, a company that acquires oil and gas reserves, occupies approximately 78,000 square feet of One City Centre for an annual rent of approximately $0.3 million through 2010, and increasing to approximately $0.7 million by 2017.  The lease expires December 31, 2017.  This tenant also has certain rights to increase the amount of space that it leases, provided that it gives us the required notice.

In connection with our acquisition of One City Centre, we assumed approximately $76.5 million under a loan agreement with LaSalle Bank National Association, in its capacity as trustee for the registered holders of Greenwich Capital Commercial Funding Corp., Commercial Mortgage Trust 2005-GG5, Commercial Mortgage Pass-Through Certificates, Series 2005-GG5.  The interest rate for the loan is fixed at 5.15% per annum until the maturity date. Initial monthly payments of interest only are required through August 2009.  Thereafter, a monthly payment of interest and principal of approximately $417,700 is required through the maturity date. Prepayment, in whole but not in part, is permitted without any prepayment penalty beginning in June 2015, provided that at least five days prior written notice is given.  Beginning no later than the payment date in August 2008, the borrower may obtain a release from the mortgage of the loan through a defeasance.   At maturity (provided no prepayments have occurred), a balloon payment of approximately $69.5 million will be due.

In addition, we have guaranteed payment of the debt under the loan in the event that (1) the borrower files a voluntary petition under the U.S. Bankruptcy Code or any other federal or state bankruptcy or insolvency law, (2) an involuntary case is commenced against the initial borrower under the Bankruptcy Code or any other federal or state bankruptcy or insolvency law with the collusion of our subsidiary or any of its affiliates, (3) there are violations of borrower’s covenants to remain a single purpose entity or (4) there are violations of the loan’s transfer restrictions.  Also, we have guaranteed completing and paying for certain construction work required of borrower as landlord, paying any tenant allowance and paying all leasing commissions due under the lease with Waste Management, Inc.  Further, in certain circumstances, we are obligated to guarantee payment of misappropriated funds and lender losses based on certain prohibited acts or circumstances.

There are at least four comparable properties located in the same submarket that might compete with One City Centre.  We intend to make repairs and improvements to One City Centre totaling approximately $2.4 million over the next several years.

Real estate taxes paid for the tax year ended 2007 (the most recent tax year for which information is generally available) were approximately $1.7 million.  The real estate taxes were calculated by multiplying the property’s assessed value of approximately $65.1 million by a tax rate of 2.66%.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual base rent per square foot, for the property during the past five years ended December 31:

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($ )
2007	89%	$17.61
2006	91%	$19.43
2005	80%	$19.98
2004	78%	$18.92
2003	*	*

* Information not available from seller.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2008 through 2017 for One City Centre.  The table shows the approximate rentable square feet represented by the applicable lease expirations:

Year Ending December 31	Number of Leases Expiring	Approx. Total Area of Expiring Leases (Sq. Ft.)	Total Annual Rental Income of Expiring Leases ($)	% of Gross Annual Rental Income Represented by Expiring Leases
2008	5	12,033	231,837	2.0%
2009	9	74,571	1,543,489	12.3%
2010	8	71,531	1,440,198	11.8%
2011	4	42,103	563,190	7.0%
2012	1	7,793	151,964	1.3%
2013	2	37,722	825,569	6.2%
2014	3	12,798	226,196	2.1%
2015	4	57,524	1,201,344	9.5%
2016	0	—	—	—
2017	1	43,114	732,938	7.0%

HPT Management has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of One City Centre, and has subcontracted certain of its on-site management services to Navisys.